SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

           Under the Securities Exchange Act Of 1934 (Amendment No. 1)

                       Acceptance Insurance Companies Inc.
                                (NAME OF ISSUER)

                          Common Stock, $0.40 par value
                         (TITLE OF CLASS OF SECURITIES)

                                   68417-60-0
                                 (CUSIP NUMBER)

                                 John P. Nelson
                                Silverstone Group
                      11516 Miracle Hills Drive, Suite 102
                                 Omaha, NE 68154
                                 (402) 964-5400

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                                     RECEIVE
                           NOTICES AND COMMUNICATIONS)

                                 January 6, 2000

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]



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CUSIP No. 68417-60-0


1.       Name of Reporting Persons                            John P. Nelson


         I.R.S. Identification
         No. of Above Person (entities only)


2.       Check the Appropriate Box                            (a)
         if a Member of a Group                               (b)   _X
         (See Instructions)


3.       SEC Use Only


4.       Source of Funds
         (See Instructions)


5.       Check Box if Disclosure of Legal
         Proceedings is Required Pursuant                          ____
         to Items 2(d) or 2(e)


6.       Citizenship or Place
         of Organization


Number of                  7.   Sole Voting Power
Shares                                                         261,438.3681
Beneficially               8.   Shared Voting Power
Owned by                                                            225,740
Each                       9.   Sole Dispositive Power
Reporting                                                      261,438.3681
Person With                10.  Shared Dispositive Power            225,740


11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                        487,178.3681


12.      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                   ____________
         (See Instructions)


13.      Percent of class represented by amount in Row (11)             3.4%

14.      Type of Reporting Person
         (See Instructions)                                              IN





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         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of Schedule 13D is amended in its entirety to read as follows:

         John P. Nelson beneficially owns 487,178.3681, or 3.4%, of the outstanding shares of Common Stock of the Issuer as follows:

         * sole voting and dispositive power over 261,438.3681 shares of Common Stock, of which 12.3681 shares are held in the Issuer's Employee Stock Ownership Plan, that are owned by
                  Mr. Nelson;

         * shared voting and dispositive power over 117,540 shares of Common Stock that are owned by Nelson Investment Company of Council Bluffs, which is controlled by Mr. Nelson;

         * shared voting and dispositive power over 4,500 shares of Common Stock that are owned Anne T. Nelson, his wife;

         * shared voting and dispositive power over 3,700 shares of Common Stock that are owned by a trust for his daughter, Katherine A. Nelson, and of which he is a trustee;.

         * shared voting and dispositive power over 50,000 shares of Common Stock owned by KAN CO, LLC, which is controlled by Mr. Nelson; and

         * shared voting and dispositive power over 50,000 shares of Common Stock owned by MOL CO, LLC, which is controlled by Mr. Nelson.

         Mr. Nelson's business address is Silverstone Group, 11516 Miracle Hills Drive, Suite 102, Omaha, Nebraska 68154. His present principal business occupation is Chairman of Silverstone Group, an insurance agency. He is a United States citizen.

         Nelson Investment Company of Council Bluffs is an Iowa corporation with its principal business address at 344 Kenmore Avenue, Council Bluffs, Iowa, 51503. This corporation is a family owned investment company.

         Anne T. Nelson's address is 344 Kenmore Avenue, Council Bluffs, Iowa, 51503. Her present principal occupation is a homemaker, at the foregoing address. She is a United States citizen.

         The Katherine A. Nelson Trust was created under the laws of the State of Iowa. The address of the grantor of the trust, Katherine A. Nelson, is 5616 Chadwick Road, Fairway, Kansas 66205. She and John P. Nelson are the trustees of the trust. She is a United States citizen.

         KAN CO, LLC is an Iowa limited liability company with its principal business address at 344 Kenmore Avenue, Council Bluffs, Iowa, 51503. This company is an investment company.

         MOL CO, LLC is an Iowa limited liability company with its principal business address at 344 Kenmore Avenue, Council Bluffs, Iowa, 51503. This company is an investment company.

         During the last five years, none of the reporting persons nor (as applicable) their respective officers, directors or controlling persons has been involved in any criminal proceedings (excluding traffic violations



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or similar misdemeanors), nor has any of the foregoing been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/it has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Nelson ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer effective January 6, 2000. On that date, the proxy granting Mr. Nelson to vote 320,644 shares of Common Stock was revoked. He did not receive any compensation for these shares.





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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 21, 1999

                                           /s/ John P. Nelson
                                           _____________________
                                               John P. Nelson